NO ACT

PO
12-09-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005617

January 12, 2011

Mansi Arora
Associate Counsel
Alcoa Inc.
Alcoa Corporate Center
201 Isabella St at 7th St Bridge
Pittsburgh, PA 15212-5858

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-12-11

Re: Alcoa Inc.
Incoming letter dated December 9, 2010

Dear Ms. Arora:

This is in response to your letters dated December 9, 2010, December 20, 2010, and January 10, 2011 concerning the shareholder proposal submitted to Alcoa by William Steiner. We also have received letters on the proponent's behalf dated December 15, 2010, December 20, 2010, and January 11, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 12, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alcoa Inc.
Incoming letter dated December 9, 2010

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

We are unable to concur in your view that Alcoa may exclude the proposal under rule 14a-8(i)(3). In this regard, we are unable to concur in your view that rules 14a-4(a)(3) and 14a-4(b)(1) would require the proposal to be "unbundled." Accordingly, we do not believe that the Alcoa may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 11, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Alcoa Inc. (AA)
Written Consent Topic
William Steiner

Ladies and Gentlemen:

This responds further to the December 9, 2010 request (supplemented) to block this rule 14a-8 proposal.

The company provides no precedent of a company obtaining no action relief on a revision of a rule 14a-8 proposal submitted prior to the due date and prior to the filing of a no action request on the sole grounds that the company simply rejected the revision because in its unilateral judgment the revision "did not alter the substance of the Proposal."

The vague company theory appears to say that if the revision altered "the substance of the Proposal" then the company would accept the revision. This does not make sense but it apparently is the company position nonetheless.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
William Steiner
Mansi Arora <Mansi.Arora@alcoa.com>



Alcoa

Alcoa Corporate Center
201 Isabella St at 7th St Bridge
Pittsburgh, PA 15212-5858 USA
Tel: 1 412 553 2988
Fax: 1 412 553 4180

January 10, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Alcoa Inc.
Securities Exchange Act of 1934 – Rule 14a-8
Shareholder Proposal of William Steiner

Dear Ladies and Gentlemen:

Reference is made to the letter of Alcoa Inc., a Pennsylvania corporation ("Alcoa"), dated December 9, 2010 (the "Original Request"), in which Alcoa requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission confirm that it will not recommend enforcement action to the Commission if Alcoa excludes the referenced shareholder proposal (the "Proposal") submitted by Mr. William Steiner (the "Proponent") from its 2011 Proxy Materials. The Proposal requests that Alcoa's board of directors take action to permit shareholders to act by written consent.

This letter supplements the Original Request following our conversation on January 7, 2011 with the Staff, at the Staff's request, with respect to the Proponent's revised proposal referred to in note 1 of the Original Request and attached to the Original Request in Exhibit A thereto (the "Revised Proposal"). As stated in note 1, Alcoa elected not to accept the Revised Proposal in accordance with the guidance set forth in Staff Legal Bulletin No. 14 (July 13, 2001) because Alcoa believes that the revisions are minor in nature and do not alter the substance of the Proposal.

The Revised Proposal does not amend the language of the resolution on which shareholders would vote, but amends the supporting statement to make various assertions about Alcoa's governance practices using data from 2009. Alcoa believes that these changes should be deemed to be minor in nature because they provide dated information that no longer reflects Alcoa's governance practices. Nor do they add to the substance of the supporting statement, which makes various assertions about the importance of a shareholder right to act by written consent. That the changes made in the Revised Proposal are minor in nature is evidenced by the irrelevance of the additional derogatory language about Alcoa's governance practices to these assertions. Plainly, the Proponent would not advance the Proposal if he viewed Alcoa's governance practices as being without blemish. More importantly, however, the changes made in the Revised Proposal do not affect in any way the substance of the actual resolution that would be presented for a shareholder vote.

Based on the foregoing, Alcoa respectfully requests that the Staff confirm that it will take no action if Alcoa excludes the Proposal from its 2011 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is contrary to the Commission's proxy rules and that Alcoa need not accept the Revised Proposal.

Please direct any questions or comments regarding this request to the undersigned at Alcoa Inc., 201 Isabella Street, Pittsburgh, PA 15212 (telephone 412-553-2988; fax 412-553-4180).

Thank you for your consideration.

Sincerely,



Mansi Arora
Associate Counsel

cc: Mr. William Steiner
c/o John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 20, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Alcoa Inc. (AA)
Written Consent Topic
William Steiner

Ladies and Gentlemen:

This responds to the December 9, 2010 request to block this rule 14a-8 proposal, supplemented December 20, 2010.

The company claims that "Alcoa's Articles of Incorporation and By-laws include a finite number of voting standards associated distinct substantive action for shareholder vote." However the company does not give the number of "distinct substantive action[s] for shareholder vote."

However if one where to hypothesize that there were 10 "distinct substantive action[s] for shareholder vote," the company would argue that it would be necessary to have a separate vote to see if shareholders would want written consent power for none of the 10 items except for item one. Then another proposal would be for none of the 10 items except for item two, and so on. Of course the company would have to provide an opportunity for shareholders to cast a separate vote on whether they wanted written consent for none of the 10 items except for items three and nine. Thus begins the infinite number of company proposals that its claims would be necessary to vote on in order to adopt written consent.

Accordingly the company should be required to just name the maximum number of proposals that a written consent proposal could be dividend into – based on its unbundled theory.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
William Steiner
Mansi Arora <Mansi.Arora@alcoa.com>



Alcoa

Alcoa Corporate Center
201 Isabella St at 7th St Bridge
Pittsburgh, PA 15212-5858 USA
Tel: 1 412 553 2988
Fax: 1 412 553 4180

December 20, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Alcoa Inc.
Securities Exchange Act of 1934 – Rule 14a-8
Shareholder Proposal of William Steiner

Dear Ladies and Gentlemen:

Reference is made to the letter of Alcoa Inc., a Pennsylvania corporation ("Alcoa"), dated December 9, 2010 (the "Original Request"), in which Alcoa requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action to the Commission if Alcoa excludes the referenced shareholder proposal (the "Proposal") submitted by Mr. William Steiner (the "Proponent") from Alcoa's 2011 Proxy Materials.

This letter responds to the correspondence addressed to the Staff by Mr. John Chevedden on behalf of the Proponent, dated December 15, 2010 (the "First Rebuttal"), which is attached as Exhibit A. Pursuant to Staff Legal Bulletin 14D (November 7, 2008), Alcoa is transmitting this letter via e-mail to the Staff at shareholderproposals@sec.gov. A copy of this letter and its attachment is also being sent to the Proponent at the e-mail address he has provided.

In the First Rebuttal, the Proponent mistakenly asserts that the "written consent topic could be subject to division into an infinite number of proposals." This is a misleading characterization of Alcoa's position, since Alcoa's Articles of Incorporation and By-laws include a finite number of voting standards associated with distinct substantive actions for shareholder vote. Alcoa's assertion that these items should be unbundled in the context of a proposal seeking a right of shareholders to act by written consent would not prevent such a right from being approved by shareholders with respect to each of these voting standards in the context of those actions.

Indeed, Alcoa believes that unbundling the Proposal by reference to these specific standards and actions is the only means to assure a meaningful shareholder vote on a shareholder right to act by written consent. As noted in the Original Request, the Staff has endorsed the primacy of a meaningful shareholder vote and required unbundling even where proposals shared a common theme. There is no principled basis on which to distinguish between management and shareholder proposals in this regard. Alcoa respectfully submits that this principle is all the more important in the context of a proposal advancing a shareholder right to act by written consent, which could permit action by a small group of shareholders to become effective – and affect the interests of all other shareholders – without the benefit of a proxy statement having been circulated to all shareholders.

Based on the foregoing, Alcoa respectfully requests that the Staff confirm that it will take no action if Alcoa excludes the Proposal from its 2011 Proxy Materials pursuant to Rule 14a-8(i)(3) because, as detailed in the Original Request, the Proposal is contrary to the Commission's proxy rules.

Please direct any questions or comments regarding this request to the undersigned at Alcoa Inc., 201 Isabella Street, Pittsburgh, PA 15212 (telephone 412-553-2988; fax 412-553-4180).

Thank you for your consideration.

Sincerely,



Mansi Arora
Associate Counsel

Enclosures
cc: Mr. William Steiner (with enclosure)
c/o John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

[First Rebuttal]

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 15, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Alcoa Inc. (AA)
Written Consent Topic
William Steiner

Ladies and Gentlemen:

This responds to the December 9, 2010 request to block this rule 14a-8 proposal.

The company claims bundling, but provided no example of a company requesting Staff guidance or the Staff giving guidance to a company to divide a company written consent proposal into various proposals. The company gave no example of a company written consent proposal being divided into various proposals with or without Staff guidance.

The company did not address the fact that shareholders are limited to one proposal annually and there is no limit to the number of company proposals on a single topic or multiple topics, which might have been a factor in the Staff guidance involving a completely different ballot topic.

According to the company narrative the written consent topic could be subject to division into an infinite number of proposals under rule 14a-8. If this were correct shareholders might never again be able to put forth a meaningful written consent proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand in and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
William Steiner
Mansi Arora <Mansi.Arora@alcoa.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 15, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Alcoa Inc. (AA)
Written Consent Topic
William Steiner

Ladies and Gentlemen:

This responds to the December 9, 2010 request to block this rule 14a-8 proposal.

The company claims bundling, but provided no example of a company requesting Staff guidance or the Staff giving guidance to a company to divide a company written consent proposal into various proposals. The company gave no example of a company written consent proposal being divided into various proposals with or without Staff guidance.

The company did not address the fact that shareholders are limited to one proposal annually and there is no limit to the number of company proposals on a single topic or multiple topics, which might have been a factor in the Staff guidance involving a completely different ballot topic.

According to the company narrative the written consent topic could be subject to division into an infinite number of proposals under rule 14a-8. If this were correct shareholders might never again be able to put forth a meaningful written consent proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand in and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
William Steiner
Mansi Arora <Mansi.Arora@alcoa.com>



Alcoa

Alcoa Corporate Center
201 Isabella St at 7th St Bridge
Pittsburgh, PA 15212-5858 USA
Tel: 1 412 553 2988
Fax: 1 412 553 4180

December 9, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Alcoa Inc.
Securities Exchange Act of 1934 – Rule 14a-8
Shareholder Proposal of William Steiner

Dear Ladies and Gentlemen:

Alcoa Inc., a Pennsylvania corporation ("Alcoa") is filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, ("Exchange Act") to notify the Securities and Exchange Commission (the "Commission") that Alcoa intends to exclude from its proxy statement and form of proxy for its 2011 annual meeting of shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal and supporting statement (together, the "Proposal") it received from William Steiner (the "Proponent"), for the reasons described below. Alcoa respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against Alcoa if it omits the Proposal from its 2011 Proxy Materials.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), Alcoa is transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov. As notice of Alcoa's intention to exclude the Proposal from the 2011 Proxy Materials, a copy of this letter and its attachments is also being sent to the Proponent at the email address he has provided. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before Alcoa intends to file its definitive 2011 Proxy Materials with the Commission.

THE PROPOSAL

The Proposal states:

"RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law)."

A copy of the Proposal, as well as any related correspondence from the Proponent, is attached to this letter as Exhibit A.[1]

[1] The Proponent submitted a revised proposal with a photocopy of the same cover letter and proponent signature provided with the Proposal, but containing additional language and a handwritten notation providing "October 26, 2010 UPDATE". Alcoa has elected not to accept the revised proposal in accordance with the guidance set forth in Staff Legal Bulletin No. 14 (July 13, 2001). For convenience, we have included the revised proposal in Exhibit A.

BASIS FOR EXCLUSION

Alcoa believes that the Proposal may be excluded from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(3) because the Proposal is contrary to the Commission's proxy rules. In particular, the Proposal fails to identify clearly and impartially each separate matter to be acted upon in violation of Rules 14-4(a)(3) and 14-4(b)(1) of the Commission's proxy rules.

ANALYSIS

The Proposal may be excluded under Rule 14a-8(i)(3) because it violates Rules 14a-4(a)(3) and 14a-4(b)(1) of the Commission's proxy rules

Under Rule 14a-8(i)(3), a company may exclude a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. As discussed herein, the Proposal may be properly excluded under Rule 14a-8(i)(3) because it is contrary to the Commission's proxy rules, in particular, Rules 14a-4(a)(3) and 14a-4(b)(1).

Rule 14a-4(a)(3) provides that the form of proxy "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." Rule 14a-4(b)(1) requires that the form of proxy provide means by which the shareholders are "afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to, each separate matter referred to therein as intended to be acted upon." In adopting amendments to these rules in 1992, the Commission explained that the "amendments will allow shareholders to communicate to the board of directors their views on each of the matters put to a vote," and to prohibit "electoral tying arrangements that restrict shareholder voting choices on matters put before shareholders for approval." Exchange Act Release No. 31326 (October 16, 1992).

Furthermore, in connection with its proposal to amend its Articles of Incorporation ("Articles") to revise the voting requirements of the three supermajority voting provisions at the 2010 annual meeting of shareholders, Alcoa was advised, based on conversations by its counsel with the Staff, that it must separate each matter intended to be acted upon so that shareholders could communicate their approval or disapproval of each individual matter. This was the case notwithstanding the common theme underlying the proposed amendments: the elimination of supermajority provisions. The Staff reasoned that, notwithstanding this commonality, each of the supermajority provisions related to distinct substantive matters and therefore had to be presented separately in order to ensure a meaningful shareholder vote.[2] We understood that, in the view of the Staff, shareholders could have different views about the desirability of eliminating supermajority voting provisions in each of these cases. Alcoa therefore unbundled its proposed amendments to the Articles and presented them separately to permit shareholders to vote on each matter independently. Further, in advising other corporations to unbundle certain shareholder proposals, the Staff has cited the Division of Corporation Finance's September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations. These telephone interpretations suggest that certain revisions to a company's charter or by-laws should be unbundled under Rule 14a-4(a)(3) and set out as separate proposals.

Alcoa believes that the Proposal does not adhere to the Staff guidance discussed above and violates Rules 14a-4(a)(3) and 14a-4(b)(1) because it does not separate each matter to be voted on and, therefore, contrary to the Commission's intentions, does not afford shareholders the opportunity to communicate their views on each

---

[2] The provisions at issue prohibited, in the absence of a supermajority shareholder vote, the amendment of (i) Article Seventh F of the Articles, which provide "fair price" protection in connection with share buybacks from interested shareholders; (ii) Article Eighth B of the Articles, relating to matters affecting the operation of Alcoa's board of directors, such as the classification of directors and nominations for election of directors; and (iii) Article Eighth A(4) of the Articles, relating to removal of directors.

separate matter. The Proposal requests that Alcoa's board of directors take the steps necessary to permit shareholder action by written consent in lieu of a vote at a shareholder meeting, but does not differentiate among the types of shareholder actions that may be taken by written consent.

Although the concept of action by written consent superficially links the various provisions of Alcoa's Articles and By-laws that would be affected by the Proposal if it were approved, those provisions relate to distinct substantive matters, with varying voting standards. Alcoa believes that shareholders may wish to permit actions by written consent for some matters, but not others. In particular, shareholders may believe that the risk that fewer than 10 shareholders may be solicited to approve an action that affects the interests of all shareholders, without a proxy statement having been furnished to all shareholders, is an appropriate risk to take for some types of actions, but not for others. For example, some shareholders may prefer to allow written consents to be utilized for those actions in the Articles requiring a majority vote, but may not wish to allow written consents for those actions in the Articles requiring a supermajority vote; other shareholders may feel precisely the opposite; still others may support or oppose the use of consents for actions of all types.

The Proposal does not allow shareholders to make this choice, since it requires an all or nothing decision. The shareholder must either support the Proposal urging that <u>all</u> shareholder actions be permitted to be taken by written consent in lieu of a vote at a shareholder meeting or vote against the Proposal and not allow <u>any</u> actions to be taken by written consent. Bundled as it is, the Proposal does not permit a meaningful shareholder vote and does not give shareholders the opportunity to choose between approval, disapproval or abstention with respect to each separate matter. On the contrary, the Proposal limits shareholders' voting choices by requiring shareholders to cast one vote to permit or deny written consent for all shareholder actions, despite the differing substantive issues and voting requirements attached to each action. Consequently, the Proposal is contrary to Staff guidance and violates Rules 14a-4(a)(3) and 14a-4(b)(1).

For the above-mentioned reasons, Alcoa believes that it may properly exclude the Proposal under Rule 14a-8(i)(3).

CONCLUSION

Based on the foregoing, Alcoa respectfully requests that the Staff concur that it will take no action if Alcoa excludes the Proposal from its 2011 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is contrary to the Commission's proxy rules.

Please direct any questions or comments regarding this request to the undersigned at Alcoa Inc., 201 Isabella Street, Pittsburgh, PA 15212 (telephone 412-553-2988; fax 412-553-4180).

Thank you for your consideration.

Sincerely,



Mansi Arora
Associate Counsel

Enclosures

cc: Mr. William Steiner (with enclosures)
c/o John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

[Proposal, Supporting Statement and Related Correspondence]

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, September 24, 2010 9:39 PM
To: Dabney, Donna C.
Subject: Rule 14a-8 Proposal (AA)
Attachments: CCE00017.pdf

Dear Ms. Dabney,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc: William Steiner

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Klaus-Christian Kleinfeld
Chairman of the Board
Alcoa Inc. (AA)
201 Isabella St
Pittsburgh PA 15212

Dear Mr. Kleinfeld,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to* FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

9/17/2010
Date

cc: Donna Dabney <donna.dabney@alcoa.com>
Vice President, Secretary
Fax: 412 553-4498
FX: 212-836-2807

[AA: Rule 14a-8 Proposal, September 24, 2010]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company.]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

DJF

DISCOUNT BROKERS

Date: 24 Sept 2010

To whom it may concern:

As introducing broker for the account of William Steiner, account number SMA & OMB Memorandum M-07-16 held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 8200 shares of Alcoa Inc; having held at least two thousand dollars worth of the above mentioned security since the following date: 10/7/05 also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, October 26, 2010 11:06 PM
To: Dabney, Donna C.
Subject: Rule 14a-8 Proposal (AA)
Attachments: CCE00005.pdf

Dear Ms. Dabney,
Please see the attached Rule 14a-8 Proposal update.
Sincerely,
John Chevedden
cc: William Steiner

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Klaus-Christian Kleinfeld
Chairman of the Board
Alcoa Inc. (AA)
201 Isabella St
Pittsburgh PA 15212

OCTOBER 26, 2010 UPDATE

Dear Mr. Kleinfeld,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to* FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

9/17/2010
Date

cc: Donna Dabney <donna.dabney@alcoa.com>
Vice President, Secretary
Fax: 412 553-4498
FX: 212-836-2807

[AA: Rule 14a-8 Proposal, September 24, 2010, Updated October 26, 2010]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk," "High Concern" in board composition and "Very High Concern" in executive pay with $10 million for Alain Belda and $11 million for Klaus Kleinfeld.

TCL was concerned that there was a lack of disclosure of executive performance targets. In addition, both short-term and long-term incentives (LTI) were based on the same performance measures. While return on capital was used for both in 2008, cash flow was used to determine 80% of bonus and 50% of LTI awards in 2009.

Bonuses were also based on safety and diversity objectives and the portion of LTI awards not based on cash flow was time-vested equity which participants choose to receive in the form of restricted units or stock options. For 2009, all of the named executive officers except for executive vice president Michael Schell elected stock options, which vest over three years. All this suggests that executive pay practices were not well-aligned with shareholders' interests.

Former CEO Alain Belda remained as chairman of the board, a situation which has often backfired if the former executive is reluctant to fully relinquish the top managerial role.

In regards to board composition, directors Stanley O'Neal – former CEO of Merrill Lynch, with a $160 million Merrill Lynch golden parachute, and Patricia Russo, former CEO of Lucent, were not know for their executive pay restraint.

Joseph Gorman had 19-years long tenure (independence concern) and was 33% of our executive pay committee and 20% of or audit committee. Judith Gueron had 22-years long tenure (independence concern) which potentially made her the least independent director to serve as our Lead Director.

Our board even attempted to prevent us from voting on a Simple Majority Vote proposal which then received 74%-support at our 2009 annual meeting.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company.]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***